Exhibit 21 - Subsidiaries of the Registrant

     There follows a brief description of the Company's subsidiaries, all but one of which are Georgia corporations.
Unless otherwise noted, all corporate subsidiaries of the Company are wholly-owned.


     1. Ramco Inns of Georgia, Inc. ("Ramco") - former owner of an interest in a limited partnership joint venture that previously owned the Ramada Inn located on Delk Road in Marietta, Georgia.

     2. SAC Building, Inc. - this subsidiary holds no assets and makes no contribution to the operations of the Company.

     3. Pacemaker Properties, Inc. - operates as a real estate sales division and engages in commercial and residential brokerage activity.

     4. Piedmont Southern Company - this subsidiary functions as a central management and administrative unit for all other operating segments of the Company.

     5. Piedmont Southern Insurance Agency - this wholly-owned subsidiary of Piedmont Southern Company is a registered insurance agency with the State of Georgia. It has functioned primarily to service internal insurance policy sales nd service in the past, but is presently inactive and makes no contribution to the operations of the Company.

     6. SAC Holding Company - this dormant subsidiary is a Delaware Corporation which functions as an agent of the Company for apartment purchases and sales. It has conducted no operations in the last three fiscal years.

     7.   Nu-Moo Lite Industries, Inc. - Piedmont Southern
Company owns approximately 56.67% of the outstanding stock of this corporation, which it organized in May, 1981 for the purpose of sales and distribution of non-diary milk substitute products. It makes no significant contribution to the operations of the Company, and it ceased operations in 1986.